

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 14, 2005

GEORGIA-PACIFIC CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Georgia	001-03506	93-0432081
(State or Other Jurisdiction of Incorporation)	(Commission File Number	(IRS Employer Identification Number)

133 Peachtree Street, N.E., Atlanta, Georgia	30303
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code: (404) 652-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Securities Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Georgia-Pacific Corp. (NYSE:GP) today said that the Internal Revenue Service ("IRS") has recently made a "proposed final determination" that the interest paid to the holders of two outstanding issues of refunding bonds issued by the State of Oregon, the Series 157 bonds issued in 1996 and the Series 187 bonds issued in 1998 (the "Refunding Bonds"), is not exempt from federal income tax. The IRS further stated that it was "moving to immediately tax bondholders" of these two Series of bonds. The IRS stated that the basis of its determinations is that on April 15, 2005 the IRS finally determined that the interest on the two issues of bonds refunded by the Series 157 bonds and the Series 187 bonds was subject to federal income tax.

On November 3, 2005, the State of Oregon informed the IRS that it believed that the IRS "has no authority to immediately tax the holders of the [Refunding Bonds]." The State of Oregon further advised the IRS that "any such attempt will violate Section 3105 of P.L. 105-206 as well as the procedures set forth in Rev. Proc. 99-35", which grant an issuer of bonds an appeal as of right from a proposed determination of taxability. Georgia-Pacific said that it is in complete agreement with the position of the State of Oregon. Furthermore, Georgia-Pacific said that it intends to pursue an administrative appeal.

Georgia-Pacific said that it has had several meetings with the IRS to resolve issues relating to the taxability of the Refunding Bonds, as well as all other series of tax-exempt bonds which are under examination by the IRS and have been described in the Company's prior filings on Form 8-K and Form 10-Q. Georgia-Pacific said that it intends to meet again with officials of the IRS in the near future to continue these discussions. The Company's objective is to reach an acceptable settlement of all issues raised by the IRS concerning the tax-exempt status of all such bonds which will protect the interests of Georgia-Pacific and the bondholders.

Georgia-Pacific reiterated that it has carefully reviewed the use of proceeds of these various bond issues, and believes they all were issued in compliance with applicable sections of the Internal Revenue Code and IRS regulations in effect at the time of issuance. It said that it is continuing to prepare to litigate these issues with the IRS if no acceptable settlement can be reached. Georgia-Pacific confirmed its earlier statement that if the IRS does in fact tax interest paid on such bonds, it will take steps to ensure that the holders of such bonds will be made whole with respect to any federal tax liability which may actually be incurred by them.

Georgia-Pacific does not anticipate that any actions it may take in connection with these matters, including the making whole of bondholders with respect to any federal tax liability incurred by them, or the potential settlement of the IRS claims, would have a material adverse effect on the Company's results of operation or financial condition.

Some of the matters discussed in this Form 8-K/A concerning future events or circumstances, including the tax-exempt status of bonds that are under IRS examination and any settlement with the IRS regarding such bonds, constitute forward-looking statements, and are based upon the Company's current expectations and beliefs concerning such events or circumstances. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information known today and speak only as of the date of this filing. Actual events or circumstances may differ materially as a result of a number of factors, many of which are outside the control of the Company, including, among other things, further determinations of the IRS regarding the tax-exempt status of bonds under examination or other series of bonds issued to finance solid waste disposal facilities at other Georgia-Pacific mills, the willingness of the IRS to enter into a settlement or settlements with the Company on acceptable terms, if at all, and the applicability to the Company of IRS regulations or court decisions involving bonds issued for similar purposes on behalf of other companies, which may establish precedents regarding the taxability of such bonds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2005

GEORGIA-PACIFIC CORPORATION

By: /s/ WILLIAM C. SMITH III
Name: William C. Smith III
Title: Secretary